December 3, 2024

Alejandro Moragues
Chief Financial Officer
Turbo Energy, S.A.
Street Isabel la Cat  lica, 8, Door 51
Valencia, Spain 46004

        Re: Turbo Energy, S.A.
            Form 20-F for the Year Ended December 31, 2023
            File No. 001-41813
Dear Alejandro Moragues:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 92

1. Based on your disclosures, it appears that your chief executive officer and chief financial officer concluded that, as of December 31, 2023, your disclosure controls and procedures ("DCP") were determined to be effective. However, we note that your assessment of internal control over financial reporting ("ICFR") was not effective due to the material weaknesses described therein. To the extent that ICFR has been determined to be not effective due to the material weakness identified, we would expect your DCP also to be not effective due to the substantial overlap of controls.
       Refer to SEC Release No. 33-8238, Section II.D. Please revise to ensure consistent conclusions for both DCP and ICFR are presented.
Management's Annual Report on Internal Control Over Financial Reporting, page
93

2. We note your disclosure that based on your evaluation and as a result of the material weakness discussed within, your chief executive officer and chief financial officer
 December 3, 2024
Page 2

       concluded that the Company   s internal control over financial reporting
was effective
       as of December 31, 2023 due to the existence of the disclosed significant deficiencies. Please correct your disclosure as it appears the conclusion should state
       "not effective" instead of "effective" in your conclusion. Please revise or advise us accordingly.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing